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                              CCFNB BANCORP, INC.

                                232 EAST STREET
                              BLOOMSBURG, PA 17815
                                  570 784-4400

                                                                  August 8, 2005

John P. Nolan, Accounting Branch Chief
Lisa Haynes, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

      RE:   CCFNB BANCORP, INC.
            - FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
            - FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
            - FILE NO. 0-19028

Dear Mr. Nolan and Ms. Haynes:

      We are filing herewith an amendment to each of our reports described above, and to address your comments delineated below, we respond in bold as follows:

      1. We note your disclosure that you evaluated the effectiveness of your disclosure controls and procedures and internal controls and procedures for financial reporting within 90 days prior to the date of your Form 10-K. Please revise to clarify that your evaluation of the effectiveness of your disclosure controls and procedures was as of the end of the fiscal year. If your evaluation was as of a date other than the end of the fiscal year, please tell us how you believe you have complied with Section II.F.1 and 3 of the SEC's Final Rule on Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release Nos. 33-8238 and 34-47986).

      WE HAVE AMENDED ITEM 9A TO CLARIFY THAT OUR EVALUATION OF THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES WAS AS OF DECEMBER 31, 2004.

      2. We note that your discussion of controls and procedures is identical to the discussion you included in your Form 10-K. Please revise to include the disclosures required by Item 307 of Regulation S-K as of the end of the quarter.

      WE HAVE REVISED OUR DISCLOSURE UNDER PART 1 - FINANCIAL INFORMATION - CONTROLS AND PROCEDURES TO INCLUDE THE DISCLOSURE REQUIRED BY ITEM 307 OF REGULATION S-K TO STATE THAT OUR CONCLUSIONS, REGARDING THE EFFECTIVENESS OF OUR DISCLOSURE CONTROLS AND PROCEDURES, IS AS OF MARCH 31, 2005.

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August 8, 2005
Page 2

      3. To the extent you revise your Form 10-K and 10-Q as a result of the above comments, please also revise your management certifications pursuant to the Sarbanes-Oxley Act of 2002.

      WE HAVE REVISED OUR MANAGEMENT CERTIFICATIONS FOR BOTH OF THESE REPORTS TO REFLECT THE REVISIONS THAT WE MADE.

      We hereby acknowledge that:

      - CCFNB Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

      - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      - CCFNB Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If staff has any further comments concerning these reports, please contact Lance O. Diehl, President and CEO, at (570) 387 3464 or Virginia D. Kocher, Treasurer at (570) 387-4016.

                                                 /s/ Lance O. Diehl
                                                 ------------------------------
                                                 Lance O. Diehl

                                                 /s/ Virginia D. Kocher
                                                 ------------------------------
                                                 Virginia D. Kocher